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                                                                  CONFORMED COPY




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1933


                                Arpil 11, 2003


                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)



                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No                  X

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-               .)
                                      ---------------


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).





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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                     (Registrant)





Date: April 11, 2003                        By  /s/  JAIME ALBERTO VELASQUEZ B.
                                                --------------------------------
                                            Name:  Jaime Alberto Velasquez B.
                                            Title:    Vice President of Finance

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[BANCOLUMBIA LOGO]


                   BANCOLOMBIA WILL OPEN AN AGENCY IN THE U.S.

Medellin, April 10, 2003.

In order to consolidate the international presence of BANCOLOMBIA and to complement the services provided by BANCOLOMBIA Panama-Cayman, the Bank will open an agency in the United States.

The Federal Reserve of the United States announced its approval of the application of BANCOLOMBIA Colombia, to establish an agency in Miami, Florida. The agency will complement and expand the Bank's current business, generating greater opportunities for the accomplishment of international business for the corporate and the private banking.

The agency will offer corporate banking, correspondent banking, international trade, private banking, cash management, and portfolio investment services. In addition, it will provide traditional banking services including loans, international transactions and remittance services.

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CONTACTS:
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Jaime Velasquez B.                                 Tel.:    (574) 510 8666
Vice President Finance

Maria A. Villa S.                                  Tel.:    (574) 510 8866
IR Manager                                         Fax:     (574) 231 7208

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